FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                    2 May, 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re: Update to Shareholders


                           VIROTEC INTERNATIONAL LTD
                               ABN 81 004 801 398
2 May 2003


                         VIROTEC UPDATE TO SHAREHOLDERS

The Directors provide the following update on some recent activities of Virotec International Ltd (ASX/AIM: VTI). This update is to inform shareholders and the market of the significant progress made commercially in each of Virotec's main divisions and in other corporate areas.

ViroMine Division

This Division predominantly services the mining industry, providing solutions to acid mine/rock drainage and waste rock dump remediation. The following progress has been achieved within the Division:-

Agua Forte - Portugal

Virotec has successfully completed its work on the Agua Forte mine remediation project in Portugal with its strategic partner Terra Plus. The project was commissioned by EXMIN (Companhia de Industria e Servicos Minieiros e Ambientais
SA) and Virotec, Terra Plus and EXMIN are now considering further remediation projects in Portugal.

U.S. EPA (Region 8)

As previously advised the initial trials at the Gilt Edge Mine in South Dakota conducted by the U.S. EPA (Region 8) have been completed and a case study is now available on the project from Virotec's website. Due to the satisfactory results achieved, Virotec will participate in further trials to be conducted on site. Results of these trials will be provided to the market when it is available from the U.S. EPA.

Geoenvirotec - Korea

Virotec has shipped the first container load of 22 tonnes of Acid B ExtraTM to its Korean strategic partner Geoenvirotec Co. Ltd. for use in an acid rock drainage project being conducted by its client, Korea Highway Corporation. Dr. Jeongyul Suh, CEO of Geoenvirotec, has reported, "After a successful visit to Virotec's commercial laboratory in Lismore and mine remediation centre in Drake by officials of Korea Highway Corporation and other Korean delegates, we have secured the first of several contracts for the treatment of acid rock drainage and waste rock dump remediation in South Korea. The officials were particularly impressed with Virotec's new active mineral treatment system, and together we see many more application possibilities in different industries for such a system."


Savage River - Tasmania


Virotec and its project partner, Pitt and Sherry consulting engineers, have been contracted by the Department of Primary Industries, Water and Environment (DPIWE) in Tasmania and have successfully conducted initial trials of the ViroMine Technology on acid mine drainage at the Savage River mine site. This initial testing is anticipated to be the first stage in the remediation of the Savage River site.

ViroFlow Division

This Division provides wastewater and sludge management services to a variety of industries, providing solutions to deal with wastewater contaminated with heavy metals and phosphorous. The following progress has been achieved within the Division:-

Tanneries

Virotec has completed a one-month funded wastewater treatment demonstration using its ViroFlowTM Technology at Australia's largest sheepskin tannery located in Queensland. Wastewater generated from the tanning process had high levels of chromium, suspended solids, BOD and sulphates. The existing wastewater treatment system was inadequate and required substantial improvement in order to reduce the levels of pollutants in the discharge water to acceptable limits to comply with Regulatory guidelines. Virotec's ViroChromeTM reagent was used to treat wastewater from the tannery and successfully reduced the levels of contaminants in the wastewater, in particular chromium and sulphates, to well below the regulatory discharge limit. A noticeable reduction in odour has also been reported by tannery staff and local government officials.

Following the outstanding success of the demonstration, Virotec has signed a two-year license to supply ViroFlowTM Technology to the tannery. In addition, Virotec expects to begin later in 2003 remediation trials on existing tannery sludge stockpiles which have accumulated for 25 years at the same tannery.

Whilst this license is not significant in dollar terms, it is significant in demonstrating market acceptance and the commercial viability of Virotec's innovative technologies in this large global market.

Virotec has also agreed to demonstrate the ViroFlowTM Technology at another two tanneries, one in central Queensland and one in New South Wales, commencing in May 2003. These demonstrations will be fully funded and once completed will provide Virotec with complete case studies on different size tanneries that will facilitate the appointment of the appropriate strategic partners and the marketing of the Technology overseas.

Paper Mill

Virotec has been awarded a contract for the remediation of mercury contaminated wastewater at a Tasmanian paper mill. Whilst the size of the project is small, it demonstrates the ability of the Technology to remediate mercury contaminated industrial wastewater which was stored for more than 10 years without any viable solution. The usage of the ViroFlow solution has been approved by DPIWE in Tasmania. There are significant markets for this solution, particularly in Europe, which the company is presently exploring.

ViroSewage Division

This Division predominantly services the sewage industry, providing solutions for the removal of phosphorous and heavy metals, the reduction of Biochemical Oxygen Demand (BOD), and Total Suspended Solids (TSS), and the control of odour in sewage effluent, and for the management of bio-solids. The following progress has been achieved within the Division:-

Kilcoy STP Trial Completed

Virotec successfully completed a full-scale trial of ViroSewageTM Technology at the Kilcoy Shire Council sewage treatment plant (STP), in Queensland, Australia, in February 2003, Independent analysis demonstrated that ViroSewageTM is an effective means of decreasing phosphorous, odour, (BOD), and (TSS) in sewage effluent, improving colour, turbidity, and clarity in treated effluent, and increasing hydraulic throughput.

Cecil Forbes, the chief engineer of Kilcoy's STP has said "The implementation of ViroSewageTM Technology has resulted in significant improvements in removal of phosphorous, nitrogen, suspended solids and biochemical oxygen demand. Additionally, the clarity of the treated water has been consistently high, and is a vast improvement over our previous system. We have found there has been substantial odour reduction from the typical odour generation points, such as the primary clarifier and digester.

"ViroSewageTM Technology has also enabled us to look at re-use options for the bio-solids. The bio-solids produced are currently sent to landfill and we are now investigating re-use of this valuable resource."

Appointment of Business Development Manager

Virotec has appointed Mr Frank Gnanam as International Business Development Manager for the ViroSewageTM Division.


Mr. Gnanam, MBA B Tech Chem Engg CPE CE MIEAust MIChemE, is an experienced Business Developer who, between 1995-2002, had responsibility for the marketing, sales and business development activities for Australia, New Zealand and the Asia Pacific whilst employed by BP Solar Australia (renewable energy) and Sulo Australia (solid waste management). Prior to this period Mr Gnanam has predominantly worked in specialist water and wastewater treatment companies, notably as Plant Manager with Sydney Water (1991-1994), managing the operations, maintenance and asset management of Sydney Water's second largest STP. As a result, in addition to his experience in business development, Mr. Gnanam is well versed with equipment and technology used in the wastewater treatment industry.

Mr Gnanam is charged with developing a cash flow positive business from the ViroSewageTM Technology, initially in Australia with a view to the international market in due course.

ViroSoil Division

This Division predominantly services agricultural, industry and property developers, providing solutions for dealing with acid and heavy metals mobilisation generated from Acid Sulphate Soils, as well as fertiliser and soil remediation services. The following progress has been achieved within the Division:-

Aquaculture

The commercial demonstration of the treatment of Acid Sulphate Soils (ASS) at a prawn farm owned by Tomei Australia Pty Ltd has concluded. Results achieved demonstrate that the ViroSoilTM Technology has the ability to lower pond pH and reduce heavy metals in pond sand, both major stressors on prawn life and growth. Independent toxicology studies performed also reveal that there was no metal uptake in monodon prawns in the two ponds to which the ViroBindTM reagent was applied. The crop has been harvested in April 2003 with the yields from the ponds treated with the ViroBindTM reagent being the highest ever recorded for the ponds.

Mr Thorbjorn Lyster of Tomei Australia noted that:

"The soil and water analytical results taken from within the prawn ponds confirmed the efficacy of Virotec's treatment. Visual inspection and toxicology analyses showed that the prawns were as healthy as any on the farm during the later stages of the crop. Due to market factors, these ponds were amongst the last prawns to be harvested from the farm however they appear to have survived well and were able to grow to a larger than anticipated size.

We are still finishing up the harvesting process and have not yet been able to complete our results, however it is clear at this stage that the results for at least one of the treated ponds (Pond #12) is the best we have seen for this pond in the 8 years of its existence.

This pond is expected to yield at a rate of around 4 times than that of the next best harvest ever from that pond, and in the order of 100 times better than the usual production level in this pond. For the first time since its construction this badly affected pond has produced at a commercially viable level. At this stage it appears that the yields from both treated ponds are better than we would generally expect from these ponds when compared with our highest yielding ponds for the same prawn species."

Following this successful application, Virotec plans to actively market the ViroSoilTM Technology to the aquaculture market, initially in Australia and then internationally.

Alumina Services and Production Division

This Division predominantly services the Alumina Refinery industry by marketing the BaseconTM Technology, a treatment for the residue generated by refineries and is responsible for the production of Virotec's product range. The following progress has been achieved within the Division:-


MAL - Hungary

Virotec has entered into a Memorandum of Understanding ("MOU") with MAL Hungarian Aluminium Producing and Trading Co. Ltd. in Hungary to evaluate the introduction of the BaseconTM technology. The stated objective of the MOU is to assist the refinery to cease the production of caustic red mud waste. The evaluation process will be funded by the refinery and Virotec will have exclusive use of the treated material for its future production of its BauxsolTM range of products.

Eurallumina Production

Virotec has streamlined its production process at the Eurallumina plant in Sardinia (Italy) and is now able to produce a range of its products more efficiently. As a result, products are now being despatched from Eurallumina throughout Europe and Australasia.

Corporate and Other Matters

In addition to the commercial progress noted above, Virotec continues to negotiate a number of agreements and alliances that will assist in advancing the Company into new sectors and regions.

License for the HydroDec Technology

The Commonwealth Scientific and Industrial Research Organisation ("CSIRO") has granted to Virotec an exclusive licence to commercialise the HydroDec Technology. The licence has an initial term of 13 years which may be extended subject to Virotec meeting minimum performance criteria.

The HydroTec Technology was developed and patented by CSIRO with the assistance of industry partners. The HydroDec Technology is a technology for the refurbishment of dielectric fluids (in particular used transformer oil), and/or the dechlorination of chlorinated hydrocarbons specifically and the dehalogination of polyhalogenated hydrocarbons more generally. The Technology is unique in its ability to fully refurbish spent dielectric oils and at the same time completely remove PCB contamination. It is virtually a zero emission process that allows for greater than 99% recycling of spent dielectric oil to new dielectric oil.

This addition complements the existing suite of Virotec's technologies as it is an effective treatment of organic contaminants that are unable to be treated by the BauxsolTM Technology. In line with Virotec's strategic plan, it will seek a suitable partner to assist in the marketing of this technology.

Research and Development Agreement with Sugar Research Limited

In March 2003, Virotec signed a Research and Development Agreement with the Sugar Research Institute (SRI). This Agreement allows SRI, based in Mackay, Queensland, to jointly conduct research into a number of areas which may have commercial value to the sugarcane processing, refining and other sectors of the sugar industry. The signing of this agreement follows successful research conducted by the SRI using a variety of BauxsolTM blends to demineralise and decolour clarified juice and refinery liquor. This is a further example of the platform nature of the BauxsolTM Technology.

Agreement with South Eastern Link Pty Ltd

In April 2003 Virotec signed a marketing agreement with South Eastern Link to market the products and services of Virotec in Indonesia.

Attendance at Conferences

To assist Virotec in achieving even greater international recognition for its Technologies, the Company has become more actively involved in delivering papers and presentations at key conferences. Of particular note are:

- Professor David McConchie will speak at the CIM
Mining Conference Exhibition to be held in Montreal, Canada in May 2003. A paper titled "The use of BauxsolTM technology in mine site management and remediation" will be presented. Professor McConchie also delivered a paper titled "The use of industrial mineral additives to enhance the performance of Bauxsol-based environmental remediation reagents "to the Australian Industrial Minerals Conference in March 2003.

- Virotec's European representatives Dr. William Prast and Paul Gazzard were invited to speak at a conference on dam safety held by the Finnish Environment Institute SYKE, in April in Helsinki. The conference included more than 20 presentations by Finnish representatives from national and local government, as well as from large Finnish industrial corporations.
Virotec International was the only non-Finnish company to be asked to speak at the meeting. It was an opportunity to present the significant achievements recorded in Portugal, and to identify opportunities for similar project assignments in Finland and other Nordic countries.

- Dr. Lee Fergusson presented papers on Virotec's municipal and industrial wastewater treatment sludge management applications to the largest chemical treatment conference in South-East Asia, "ChemTech 2003", held in Mumbai, India in January 2003, and to a peak industry conference "TechCon 2003" held in Mumbai during the same month.

- Virotec has previously presented papers at the 6th
International Alumina Quality Workshop and the 5th International Acid Sulphate Soils Conference, both in late 2002.

Website Upgrade

Virotec has recently made significant changes to its website, which can be found at www.virotec.com such that it now includes additional information regarding its technologies, reagents, research and development, and commercialisation activities.


Virotec International Ltd develops new technologies and manufactures distributes and applies new market-driven environmental products for water and soils. For further information, please visit our web site at www.virotec.com.

Enquiries:
Virotec International Ltd                    Tel: +617 5530 8014

                                             PO Box 188
                                             Sanctuary Cove QLD
                                             AUSTRALIA
                                             mail@virotec.com



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     2 May 2003